

MANHATTAN MINERALS CORP.
NEWS RELEASE

September 21, 2004   Toronto Stock Exchange
                                                            Trading Symbol: MAN

MANHATTAN ANNOUNCES OPTION TO ACQUIRE
TAC AND CORAK PROPERTIES IN TURKEY

Vancouver, British Columbia – Manhattan Minerals Corp. ("Manhattan") is pleased to announce that it has entered into an agreement (the "Agreement") with a Turkish subsidiary of Teck Cominco Limited ("Teck Cominco") under which Manhattan has been granted an option to acquire a 100% interest in each of the Tac and Corak mineral properties (the "Properties"), located in the Province of Artvin, Turkey.

This is an important first step taken by the Company to increase shareholder value by acquiring mineral properties of known potential in other areas of the world while maintaining its property interests in Peru. Manhattan considers the Tac and Corak gold exploration Properties to have demonstrated mineral asset values that are near a pre-feasibility stage of development.

Under the terms of the Agreement, Manhattan has the option to acquire a 100% interest in the Properties by:

(a)   issuing to Teck Cominco 422,000 common shares of Manhattan ("Shares");

(b)   paying to Teck Cominco US$100,000, payable in cash or in Shares, at Teck Cominco's election, on the date on which Teck Cominco obtains renewal of the registration of the Corak Property with the Turkish Government (expected to be no later than January 2005);

(c)   paying to Teck Cominco US$150,000, payable in cash or in Shares, at Teck Cominco's election, one year from the date of the Agreement; and

(d)   paying to Teck Cominco US$300,000, payable in cash or Shares, at Teck Cominco's election, on the earlier of the 30th day after Manhattan incurs the expenditures described below and two years from the date of the Agreement.

In addition to the above payments, Manhattan must incur US$1,000,000 of expenditures on the Properties within one year from the date of the Agreement and a cumulative US$2,000,000 of expenditures on the Properties within two years from the date of the Agreement.

If Manhattan successfully exercises the option and takes the Properties to commercial production, under the Agreement Manhattan is obligated to pay to Teck Cominco an additional US$2,000,000 in cash or in Shares, at Teck Cominco's election. In addition, upon the commencement of commercial production on the Properties, Manhattan will be obligated to pay to Teck Cominco a royalty for gold produced from the Properties of 1.5% of net smelter returns if the average price for gold for the calendar quarter for which the royalty is being paid is less than US$425 per ounce or 2% of net smelter returns if the average price for gold is equal to or greater than US$425 per ounce, and a royalty for all other minerals produced from the Properties of 1.75% of net smelter returns.

The Agreement provides that a maximum of approximately 15.4 million Shares may be issued under the Agreement, and once this number of Shares has been issued then all remaining payments will be in cash.

The Agreement and the transaction contemplated thereby are subject to regulatory approval.

The Tac and Corak Properties

The Tac and Corak Properties are located 8 km and 18 km respectively southwest of Yusufeli in the Province of Artvin. The Tac Property is comprised of three pre-operation licences totaling approximately 3,100 hectares and the Corak Property is comprised of one pre-operation licence of approximately 830 hectares. Geologically, the Properties are underlain by Cretaceous andesitic flows and agglomerates intersected by steeply dipping, northeasterly trending fault systems which control the mineralization. The two styles of mineralization are quartz-gold-chalcopyrite-pyrite veins with thicknesses up to 20 cm and quartz-gold stock-work veins with thicknesses up to 1 cm with visible gold being noted in these vein types.

Work completed by Teck Cominco in the early 1990s on the Tac Property, which included a total of 43 reverse circulation holes totaling 2,630 m and 10 diamond drill holes totaling 1,676 m at a cost of approximately US$2 million, identified a 300 m by 2,000 m northeast trending gold rock and soil geochemical anomaly. Further soil sampling results suggest this trend continues to the southwest and the total length of the zone could be at least 3 km long. In Manhattan's opinion, these pre-NI43-101 exploration drill and soil sampling results suggest a resource potential of 5 million tonnes grading 3 to 4 g/t gold.

Similarly, Manhattan has reviewed Teck Cominco's pre-NI43-101 work on two zones of the Corak Property, which included a total of 85 reverse circulation holes totaling 7,326 m and 9 diamond drill holes totaling 1,385 m at a cost of approximately US$2.3 million, and considers the Corak property to have a potential resource of 1.8 million tonnes averaging 10 g/t gold.

Manhattan's next step will be to organize its exploration activities and establish a field office in Yusufeli in order to begin exploration at the start of the field season early next year.

For further information please contact:

Peter Guest
President & CEO

Tel: (604) 669-3397
www.manhattan-min.com